UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-39006

AMTD International Inc.

(Registrant’s Name)

23/F Nexxus Building

41 Connaught Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AMTD International Inc. Announces Private Placement Financings and Appointment of New Director and Officer

AMTD International Inc. (“AMTD” or the “Company”) (NYSE: HKIB), a subsidiary of AMTD Group, a premier Hong Kong-headquartered financial institution group, announced (i) the sale and issuance of an aggregate of 7,307,692 Class A ordinary shares and 4,526,627 Class B ordinary shares, both with par value US$0.0001 per share, for an aggregate amount of US$100 million (representing a per share price of US$8.45) to Value Partners Greater China High Yield Income Fund, Ariana Capital Investment Limited and Infinity Power Investments Limited, and (ii) the sale and issuance of convertible note due 2023 (the “Note”) in an aggregate principal amount of US$15 million to Value Partners Greater China High Yield Income Fund, all in the form of private placement pursuant to an exemption from registration with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). Infinity Power Investments Limited is a British Virgin Islands company wholly owned by Calvin Choi, the Company’s chairman of the board of directors and chief executive officer.

The Note bears interest at a rate of 2.00% per annum and will mature in June 2023, unless previously converted in accordance with its terms prior to such date. The Note will be convertible into the Company’s ADSs, each representing as of the date of this press release one Class A ordinary share, at the option of the holder, based on an initial conversion rate of 99.44 ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$10.0560 per ADS) in integral multiples of US$10,000,000 principal amount, at any time after six months following the date of issuance of the Note and prior to the close of business on the second business day immediately preceding the maturity date, provided, however, that the holder can only exercise such right to convert no more than twice. The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation, or sale would be unlawful.

In addition, the Company also announced the appointment of Mr. Andrew Chiu as a new director and vice chairman of the board of directors, effective on December 19, 2019, and the appointment of Mr. Derek Chung as managing director, chief strategy and business development officer, and head of investment banking of the Company, effective on January 14, 2020.

Mr. Andrew Chiu is the son of Tan Sri Dato’ David Chiu, chairman of Far East Consortium International Limited (SEHK: 35). Mr. Chiu is the founder and executive chairman of Land Pacific Limited, Deacon House International Limited, Ariana Capital Investment Limited and Ariana Social Community Limited, all of which operate property development, hotel businesses and proprietary investment. Mr. Chiu has served various positions since he joined Far East Consortium International Limited in 2009 and is currently assistant to the chairman. Mr. Chiu currently serves as a director in each of Ju Ching Chu English College Limited, i-Cable Communications Limited (SEHK: 1097), and Malaysia Land Properties Sdn Bhd, and Land & General Berhad, a company listed on the Bursa Malaysia. Mr. Chiu is a member of Hong Kong Beijing Association, vice chairman of Federation of HK Jiangsu Community Organizations, a member of Shenzhen Overseas Friendship Association, a member of The Real Estate Developers Association of Hong Kong, and a member of Hong Kong General Chamber of Commerce.

Mr. Derek Chung will serve as managing director, chief strategy and business development officer, and head of investment banking of the Company. Prior to joining AMTD, Mr. Chung worked for Deutsche Bank between 2016 and 2019, most recently serving as managing director, head of financial institutions group, Asia, where he was responsible for the coverage of traditional financial institution and financial technology corporate finance clients across Asia. Prior to serving at Deutsche Bank, Mr. Chung worked at the investment banking division of Goldman Sachs between 2004 and 2016. Mr. Chung is a qualified principal for Hong Kong IPO sponsor work. He holds a bachelor of science degree in electronic and computer engineering and a master of engineering degree in financial engineering, both from Cornell University.

Mr. Calvin Choi, the chairman of the board of directors and chief executive officer of the Company and AMTD Group, the controlling shareholder of the Company, commented: “On behalf of the Company’s board of directors, I welcome Mr. Andrew Chiu’s joining as the vice chairman of the board. We are delighted to see we build a strategic relationship between the Company, AMTD Group and Far East Consortium International Limited of which Mr. Andrew Chiu currently serves as the assistant to its chairman. Our fellow company, AMTD Property Development Group, a wholly owned subsidiary of AMTD Group, has recently announced a joint venture with Dorsett Hospitality International Limited, an indirectly wholly-owned subsidiary of Far East Consortium International Limited, to acquire a hotel property in Singapore.”

Mr. Choi added, “We are also delighted to see the joining of Mr. Derek Chung to further build out our international investment banking team’s senior talent and capabilities. We are happy to see the strong establishment of AMTD investment banking franchise as a leading player in Asia and believe the addition of Derek will further support our growth and business developments.”

About AMTD International, Inc.

AMTD International Inc. (NYSE: HKIB) is a premier Hong Kong-headquartered financial institution group connecting companies and investors from Hong Kong and Mainland China with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ complex and inter-connected financial needs across all phases of their life-cycle. Leveraging its deep roots in Asia and its unique ecosystem — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies and investors. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD International Inc.

By	:	/s/ Marcellus Wong
Name	:	Marcellus Wong
Title	:	Director

Date: December 23, 2019